UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

       [X] Form 10-K [ ] Form 20-F [ ] Form 11-K Form 10-Q [ ] Form N-SAR

                        Commission file number 000-333215

                                EMPS Corporation
                             ----------------------
                             Full Name of Registrant

                                       N/A
                            ------------------------
                            Former Name of Registrant

                       2319 Foothill Boulevard, Suite 250
             -----------------------------------------------------
           Address of Principle Executive Offices (street and number)

                           Salt Lake City, Utah 84109
                           --------------------------
                            City, State and Zip Code

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Part II - Rules 12b-25 (b) and (c)

         If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

  X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

  X (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.


Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The annual report of the registrant on Form 10-KSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within fifteen calendar days of the date the original report was due.

Part IV - Other Information

         (1) Name and telephone number of person to contact in regard to this notification

                  Marat Cherdabayev                 (801)           746-3700
                  --------------------------------------------------------------
                       Name                        Area Code    Telephone Number

         (2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

                             [X]   Yes                    [ ]  No

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         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                             [X]   Yes                    [ ]  No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The registrant anticipates that its gross revenue increased 90%, total operating expenses increased 105%, and income from operations will have increased approximately 50%, for the year ended December 31, 2003, compared to the year ended December 31, 2002. The registrant also expects a 170% increase in its income tax provision for the year ending December 31, 2003 compared to the same period of 2002, resulting in 21% decrease in net income for the year ended December 31, 2003 compared to December 31, 2002. The Company anticipates its resulting net income per common share will be unchanged in comparison of the years ended December 31, 2003 to December 31, 2002.

                  The increases in revenue, expenses and income from operations during the year ended December 31, 2003 compared to the corresponding prior year period is primarily the result of increases in the size of the registrant's vessel fleet with the corresponding increases in revenues and expenses.


                                EMPS Corporation
                 ---------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: March 30, 2004                           By: /s/ Marat Cherdabayev
                                                  ------------------------------
                                                   Marat Cherdabayev, Secretary